April 23, 2018

VIA EDGAR
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Tiffany Piland Posil
Re:
Consolidated-Tomoka Land Co.
Definitive Additional Materials on Schedule 14A
Filed on April 12 and 19, 2018 by Wintergreen Partners Fund, LP, Wintergreen Partners Offshore Master Fund, Ltd, Wintergreen Advisers, LLC, David J. Winters, Elizabeth N. Cohernour and Evan H. Ho
 File No. 001-11350

Dear Ms. Piland Posil:
I received your letter dated April 20, 2018 setting forth your comments on the Definitive Additional Materials on Schedule 14A filed on April 12 and 19, 2018 by Wintergreen Partners Fund, LP, Wintergreen Partners Offshore Master Fund, Ltd, Wintergreen Advisers, LLC, David J. Winters, Elizabeth N. Cohernour and Evan H. Ho (collectively, "Wintergreen"). The comments and Wintergreen's responses to the comments are discussed below.
Schedule 14A filed April 19, 2018
Comment:
Disclosure on slide 12 states that "Proposal 4 does not comply with the SEC's disclosure requirements for proxy statements." Similar disclosure can be found in your letter to Institutional Shareholder Services filed as Definitive Additional Materials on Schedule 14A later in the day on April 19, 2018. The disclosure required by Item 10(a)(1) of Schedule 14A appears to be present in the company's Definitive Proxy Statement on Schedule 14A filed on March 12, 2018 under the heading "Summary of the Second Restated Equity Plan" beginning on page 60, and on pages 19 and 52. Please provide additional information regarding why you believe the disclosure regarding Proposal 4 does not comply with the SEC's disclosure requirements for proxy statements.

Response:
According to Item 10(a)(1) of Schedule 14A, "[i]f action is to be taken with respect to any [compensation] plan pursuant to which cash or noncash compensation may be paid or distributed[,]" certain information, including but not limited to "the approximate number of persons in each such class" who will be eligible to participate in the plan, must be furnished to shareholders. CTO's Definitive Proxy Statement filed on March 12, 2018 states the following: "Awards; Eligibility. Awards under the Plan may be in the form of stock options (nonqualified stock options or incentive stock options), stock appreciation rights, restricted shares, restricted share units, performance shares, performance units and stock payments. Employees of the Company and its subsidiaries and non-employee directors may be selected by the Compensation Committee to receive awards under the Plan."

CTO's most recent 10-K lists approximately fifty-five subsidiaries, the employees of which are eligible to receive awards under the Plan. Although CTO states on page 52 of its Definitive Proxy Statement that it has 14 employees, CTO fails to approximate the number of its subsidiaries' employees who are eligible to participate in the Plan. Because CTO omits the approximate number of persons who will qualify as eligible participants under the Plan, Wintergreen believes CTO's disclosure regarding Proposal 4 does not comply with Item 10(a)(1) of Schedule 14A.
Comment:
Disclosure on slide 22 states "[w]e believe CTO's recent investor presentation dated April 9, 2018 mischaracterizes these conversations, and that the presentation is misleading at best and flat out untruthful and deceptive at worst." Similar disclosure can be found in your Definitive Additional Materials on Schedule 14A filed on April 12, 2018. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide us with or disclose the factual foundation for this statement. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Response:
On March 16, 2018, Wintergreen's representative, Richard Geller, emailed Daniel Smith, a representative of CTO, with the following: "Wintergreen views CTO's initial written offer as a nonstarter. CTO's Investor Presentation dated February 8, 2018 indicates that the NAV of the Company is approximately $86.94. Wintergreen is prepared to consider a slight discount to this price. In addition, in light of the possibility that Wintergreen and CTO do not reach a deal, Wintergreen requests that the Company begin the paperwork with the SEC to file a registration statement on Form S-3 for the resale of Wintergreen's shares. For the avoidance of doubt, Wintergreen has not made a determination as to whether to proceed with a sale of shares, should a suitable offer be made, and will continue with the proxy solicitation process."

Wintergreen believes that CTO's investor presentation dated April 9, 2018 mischaracterizes these conversations, because CTO did not disclose the full context of Wintergreen's March 16 response. In CTO's presentation, CTO stated that "Wintergreen rejected CTO's offer as a 'nonstarter.' Wintergreen's counteroffer proposed that CTO pay Wintergreen a slight discount to an assumed net asset value of $86.94 – a premium of more than 40% over the recent market price." CTO's presentation was deceptive because their disclosure of the conversation makes it seem that Wintergreen was no longer open to further negotiations, when in reality, Wintergreen believed it was beginning a negotiation that it hoped would lead to a mutually agreeable price and settlement, while it was CTO that failed to continue the negotiation by making a counter offer.

Comment:
Slide 33 presents a series of questions through which the participants imply that certain information was shared at investor meetings "behind closed doors" to increase trading volume and drive up the price of CTO shares. Please remove these implications from future filings or provide us with the factual foundation to support these implications.

Response:
We note that B. Riley FBR, Inc. hosted an "Investor Day" for CTO investors as indicated in the Bloomberg notification attached as Appendix A. The event was invitation only and was not open to the public.

Very truly yours,

/s/ Liz Cohernour
Liz Cohernour Chief Operating Officer Wintergreen Advisers, LLC

Appendix A

CTO US $ C ↓ 60.13 -1.29 A60.13/60.84T 3x1

At 18:30 Vol 18,759 O 61.50A H 62.78J L 59.43D Val 1.147M

Events Calendar: Corporate Access

Consolidated-Tomoka Land Co

Consolidated-Tomoka Land Co. (CTO) Investor Days

Event Host	B. Riley FBR, Inc.
Type	Investor Day
Date	01/26/18-01/27/18
Location	Daytona Beach

Event Booking (Expired)

Online booking is not available for this event. To attend, contact B. Riley FBR, Inc. below.

Request Access

FBR is pleased to host an Investor Days with John Albright (CEO) and Mark Patten (CFO) of Consolidated-Tomoka Land Co. on January 26 - 27 in Daytona Beach.

Consolidated-Tomoka Land Co. owns land near I-95 in Daytona Beach, Florida and a portfolio of single tenant properties. The Company also operates the LPGA International Golf Club.
Consolidated-Tomoka Land Co has a current market cap of USD 0.37 Bn.

Management/Speakers

John Albright
CEO

Mark Patten
CFO

Host Contacts

Corporate Access Manager

Corporate Access

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SN 242825 H702-5051-0 20-Apr-18 18:38:24 EDT GMT-4:00